SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 23, 2018 KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

Results of the 36th Annual General Meeting of Shareholders

1. Approval of Financial Statements		(Unit: KRW Million, except for earnings per share)
The 36th Fiscal Year (Fiscal Year ended December 31, 2017)
Consolidate	Total Assets	29,580,628	Revenues	23,387,267
	Total liabilities	16,504,252	Operating income	1,375,286
	Consolidate- Capital stock	1,564,499	Net income	561,526
	Total Stockholders’ Equity	13,076,376	Basic earnings per share (KRW)	1,946
KT Separate	Total Assets	23,334,923	Revenues	17,341,316
	Total liabilities	12,023,845	Operating income	952,161
	Capital stock	1,564,499	Net income	463,268
	Total Stockholders’ Equity	11,311,078	Basic earnings per share (KRW)	1,891
Audit Opinion		Consolidated	Unqualified
		KT Separate	Unqualified
2. Resolution of Dividends
Type of dividend			Cash Dividend
Regular cash dividend per share (KRW)			1,000
Total cash dividends (KRW)			245,097,055,000
Dividend yield (%)			3.2
3. Status of Directors (as of the date of appointment)
A. Approval of Appointment of Directors

Appointment of Directors

- Two (2) Inside Directors : Hyeon Mo Ku, Seong Mok Oh

- Three (3) Outside Directors : Suk-Gwon Chang, Kim, Dae-you, Lee, Gang-cheol

Appointment of members of Audit Committee

- Two (2) members of Audit Committee who are outside directors

: Suk-Gwon Chang, Il Im

B. Number of Outside Directors Following Appointment	Total number of directors		11
	Number of outside directors		8
	Percentage of outside directors(%)		72.7
C. Number of Auditors Following Appointment	Standing auditors		—
	Non-standing auditor		—
D. Number of Members of Audit Committee Following Appointment	Number of members of Audit Committee who are outside directors		4
	Number of members of Audit Committee who are non-outside directors		0

4. Details of Other Resolutions

Agenda Item No. 1 Approval of the 36th Financial Statements: approved as originally proposed

Agenda Item No. 2 Amendment of Articles of Incorporation

–   Item No. 2-1 Amendment of Purpose : approved as originally proposed

–   Item No. 2-2 Amendment of Corporate Governance : approved as originally proposed

Agenda Item No. 3. Election of Directors (Total of Five(5) Directors: Two(2) Inside Directors, Three(3) Outside Directors)

–   Item No. 3-1 Inside Director Candidate : Hyeon Mo Ku: approved as originally proposed

–   Item No. 3-2 Inside Director Candidate : Seong Mok Oh: approved as originally proposed

–   Item No. 3-3 Outside Director Candidate : Suk-Gwon Chang: approved as originally proposed

–   Item No. 3-4 Outside Director Candidate : Kim, Dae-you: approved as originally proposed

–   Item No. 3-5 Outside Director Candidate : Lee, Gang-cheol: approved as originally proposed

Agenda Item No. 4 Election of members of Audit Committee (Total of Two(2) members of Audit Committee)

–   Item No. 4-1. Audit Committee Candidate : Suk-Gwon Chang: approved as originally proposed

–   Item No. 4-2. Audit Committee Candidate : Il Im: approved as originally proposed

Agenda Item No. 5. Approval of Limit on Remuneration of Directors: approved as originally proposed

5. Date of Annual General Meeting of Shareholders	March 23, 2018
6. Reference	AGM Notice on March 2, 2018

Details relating to Elected Inside Directors

Name	Date of Birth	Term	Whether Newly Elected	Work Experience (including current position)
Hyeon Mo Ku	January, 1964	One year	Re-election

- 2018 – Present : Head of Corporate Planning Group, KT

- 2015 – 2017 : Chief Operating Officer, President, Senior Executive Vice President, KT

- 2014 – 2015 : Chief Secretary, KT

- 2013 – 2014 : Head of Operating Office of KT Telecom & Convergence Group

- 2011 – 2012 : Head of KT Retail Channel Business Unit

- 2010 – 2011 : Head of KT Mobile Business Strategy Business Unit

- 2009 – 2010 : Head of KT Corporate Management Strategy Department

Seong Mok Oh	August, 1960	One year	New election

- 2013 – Present : President and Head of Network Group, KT

- 2011 – 2012 : Executive Vice President and Head of Mobile Network Business Unit, KT

- 2009 – 2010 : Senior Vice President and Head of Mobile Operation and Management Seoul Sales Unit , KT

- 1997 – 2009 : Head of Network Business Unit , KTF

Details Relating to Elected Outside Directors

Name	Date of Birth	Term	Whether Newly Elected	Work Experience (including current position)	Current Outside Director of Other Company
Suk-Gwon Chang	February, 1956	Two years	Re-election

- 1984 – Present : Professor of MIS and Telecommunications, School of Business Hanyang University

- 2014 – 2016 : President, The Korean Operations Research and Management Science Society (KORMS)

- 2010 – 2011 : Chairman, Korea Association for Telecommunications Policies

President, Hanyang Biz-lap
Kim, Dae-you	July, 1951	Three years	New election

- 2010 – 2016 : Vice Chairman, Wonik Investment Partners

- 2010 – 2013 : Affairs Professor, Hanyang University

- 2007 – 2008 : Economic Policy Top Secretary, Presidential Secretariat (Vice Minister Level)

- 2006 – 2007 : The 9th Director, National Statistical Office (Vice Minister Level)

Lee, Gang-cheol	May, 1947	Three years	New election

2017 – Present : Non-standing Auditor, UltraV Co., Ltd.

- 2013 – 2016 : Advisor, K4M Co., Ltd.

- 2005 – 2008 : Presidential Special Aide for Political Affairs

- 2005 – 2005 : Senior Secretary for Civil & Social Affairs, Office of the President

Non-standing Auditor, UltraV Co., Ltd.

Details Relating to Elected Audit Committee Members

Name	Date of Birth	Term	Whether Newly Elected	Whether Outside Director	Work Experience (including current position)
Suk-Gwon Chang	February, 1956	Two years	New election	Outside Director

- 1984 – Present : Professor of MIS and Telecommunications, School of Business Hanyang University

- 2014 – 2016 : President, The Korean Operations Research and Management Science Society (KORMS)

- 2010 – 2011 : Chairman, Korea Association for Telecommunications Policies

Il Im	March, 1966	Two years	New election	Outside Director

- 2005 – Present : Professor, Business Administration of Yonsei University

- 2017 – Present : Associate Dean, Yonsei University Graduate School of Business

- 2017 – Present Vice President, Korean Academic Society of Business Administration

- 2017 – Present Vice President, The Korean Association of Small Business Studies

Details Relating to Amendment of Purpose

Title	Contents		Reasons for Amendment
1. Addition for Purpose

22. New and renewable energy, energy generation business, electrical system design business and electrical safety management agent business

29. Total construction business

30. Specialized design services

Business Area Expansion to Electrical safety management agent business Clarification of Business Purpose Business Area Expansion

2. Deletion for Purpose	—		—

3. Amendment for Purpose	Before Amendment	After Amendment	—
	29. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing	31. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing	Change in subparagraph